Exhibit (d)(3)(iii)

July 14, 2017

Voya Variable Products Trust 7337 East Doubletree Ranch Road Suite 100 Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Variable Products Trust (“VVPT”), on behalf of Voya MidCap Opportunities Portfolio (the “Portfolio”), intending to be legally bound hereby, VIL, the adviser to the Portfolio, agrees that, from the close of business on July 14, 2017 through May 1, 2019, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)
	Adviser Class	Class I	Class R6	Class S	Class S2
Voya MidCap Opportunities Portfolio	1.16%	0.66%	0.66%	0.91%	1.06%

We are willing to be bound by this letter agreement to lower our fees for the period from the close of business on July 14, 2017 through May 1, 2019. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

July 14, 2017

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VVPT.

Sincerely,

By:	/s/ Todd Modic Todd Modic Senior Vice President Voya Investments, LLC

Accepted:

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

Voya Variable Products Trust